Exhibit 12
Sybase, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands, except for ratios)
(Full year for all periods except for nine months ended September 30, 2006)

	Nine
	months
	ended
	September
	30, 2006	2005	2004	2003	2002	2001

Earnings:
Income before income taxes and cumulative effect of an accounting change	$104,736	$136,714	$100,966	$118,095	$71,209	$978
Add: Fixed charges	16,226	20,233	11,988	13,204	14,556	10,610

Total Earnings, as defined	120,962	156,947	112,954	131,299	85,765	11,588

Fixed Charges
Interest Expense	7,125	8,116	308	62	198	276
Amortization of debt expense	1,477	1,671	—	—	—	—
Estimated interest portion on rental expense	7,624	10,446	11,680	13,142	14,358	10,334

Total Fixed Charges	16,226	20,233	11,988	13,204	14,556	10,610

Ratio of earnings to fixed charges	7.5	7.8	9.4	9.9	5.9	1.1